BELL INVESTMENT ADVISORS, INC.

Letter Agreement

To: Unified Series Trust
2960 North Meridian Street, Suite 300
Indianapolis, IN 46208

You have engaged us to act as the sole investment adviser to the Bell Worldwide Trends Fund (the "Fund") pursuant to an Investment Advisory Agreement approved by the Board of Trustees on November 12, 2007.

We hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; any 12b-1 fees and extraordinary litigation expenses) at 1.50% of the Fund's average daily net assets. This Agreement shall continue in place until the earlier to occur of March 31, 2010, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Declaration of Trust or Bylaws.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

Very truly yours,

Bell Investment Advisors, Inc.

By: ______________________
James Bell, President

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________
John C. Swhear, Senior Vice President

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